[redacted]

08000721

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference: File No. 82-5089
Our reference: MS/bc
Date: January 28, 2008

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 28 51
Dir. fax +41 (44) 625 08 51
marianne.stuck@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following note:

- "Zurich signs advisory agreement with Tony Blair"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Stuck

Marianne Stuck
Legal Adviser

Enclosure

dw 2/14

46674-05

News Release

ZURICH®

Zurich signs advisory agreement with Tony Blair

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, January 28, 2008 – Zurich Financial Services Group (Zurich) today announced that it has signed an advisory agreement with Tony Blair, former Prime Minister of Great Britain.

As part of the agreement, Mr. Blair will advise Zurich's Chief Executive Officer (CEO) James J. Schiro, and provide general guidance on developments and trends in the international political environment.

Specifically, he will help advise and collaborate with Zurich on its Climate Initiative announced last week, and work closely with its newly launched Climate Change Advisory Council (please see respective announcement on www.zurich.com).

Tony Blair said: "I am very pleased to be taking on this role advising Zurich and in particular supporting its Climate Initiative. There is a consensus now that the challenge of climate change is real, and what we need now are the policy solutions to turn that concern into action. That's why Zurich's work to look at how business, and in particular the insurance sector, can play its part is so crucial, and why I welcome the chance to help them with it."

"We are excited about the considerable expertise and experience that Tony Blair brings to Zurich's Group management in his role as strategic advisor", remarked Zurich's CEO James J. Schiro. "His appointment sits alongside other initiatives where Zurich has partnered with external thought leaders to challenge and enhance our operational and strategic thinking. We are

ZURICH®

particularly pleased with the input he will be able to provide to our recently launched Climate Initiative."

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

END